Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement No. 333-200807 on Form S-8 of our report dated February 29, 2016 relating to the consolidated financial statements of Television Food Network, G.P. as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding certain revenue and expense transactions with affiliated companies and an explanatory paragraph regarding Television Food Network, G.P.’s ability to continue as a going concern) appearing in this Annual Report on Form 10-K of Tribune Media Company for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 29, 2016